Potlatch

POTLATCH CORPORATION -- NINE MONTHS REPORT, SEPTEMBER 30, 2003

HIGHLIGHTS

Unaudited (Dollars in thousands - except per-share amounts)

	Quarter Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Net sales	$400,259	$326,544	$1,103,155	$ 981,492
Earnings (loss) from continuing operations	22,156	(10,382)	20,087	(31,877)
Net earnings (loss)	22,156	(12,433)	19,240	(199,903)
Net earnings (loss) per common share from continuing operations:				
Basic	$.77	$(.36)	$.70	$(1.12)
Diluted	.77	(.36)	.70	(1.12)
Net earnings (loss) per common share:				
Basic	.77	(.43)	.67	(7.03)
Diluted	.77	(.43)	.67	(7.03)
Dividends per common share (annual rate)	.60	.60	.60	.60

This report contains, in addition to historical information, certain forward-looking statements. These forward-looking statements are based on management's best estimates and assumptions regarding future events, and are therefore subject to known and unknown risks and uncertainties and are not guarantees of future performance. The company's actual results could differ materially from those expressed or implied by forward-looking statements. The company disclaims any intent or obligation to update these forward-looking statements.

TO OUR SHAREHOLDERS:

Significantly higher earnings for Potlatch Corporation's Wood Products segment resulted in improved results for the third quarter of 2003.

A reduction in the company's estimated effective tax rate for 2003 also positively affected third quarter and year-to-date earnings, while lower third quarter 2003 earnings for the Consumer Products and Resource segments, as compared with 2002's third quarter, partially offset positive Wood Products results.

The company reported third quarter 2003 earnings from continuing operations of $22.2 million or $.77 per diluted common share, compared to a loss from continuing operations of $10.4 million or $.36 per diluted common share for the same period in 2002. Including discontinued operations, the company incurred a net loss of $12.4 million or $.43 per diluted common share for the third quarter of 2002. Net sales for the third quarter of 2003 were $400.3 million, a substantial increase over the $326.5 million recorded in the third quarter of 2002.

For the first nine months of 2003, the company reported earnings from continuing operations totaling $20.1 million or $.70 per diluted common share, compared with a loss of $31.9 million or $1.12 per diluted common share for the first nine months of 2002. Including discontinued operations, net earnings for the first nine months of 2003 totaled $19.2 million or $.67 per diluted common share, compared to a net loss of $199.9 million or $7.03 per diluted common share in 2002. Net sales for the first nine months of 2003 were $1.1 billion, compared with $981.5 million for 2002's first nine months.

The Resource segment reported operating income of $13.6 million for the third quarter of 2003, a decline compared to the $19.7 million earned in the third quarter of 2002. Lower log prices in Idaho and a decline in log sales volumes in Arkansas were the primary factors in the segment's earnings decline.

Wood Products segment operating income for the third quarter of 2003 was $43.9 million, a significant improvement versus the $9.1 million loss recorded in the third quarter of 2002. High oriented strand board prices, nearly double those of the same period in 2002, were the primary reason for the favorable comparison. Increased lumber and plywood shipments as well as higher plywood prices also contributed to improved income for the segment.

The Pulp and Paperboard segment reported an operating loss of $3.3 million for the third quarter, versus a loss of $6.5 million for 2002's third quarter. Increased shipments of paperboard and pulp were the primary cause for the favorable comparison, which was partially offset by lower prices for paperboard and extended power boiler maintenance downtime during the quarter at the Lewiston, Idaho, pulp and paperboard facility. Although productivity improvements are continuing at Lewiston, the additional maintenance downtime caused the third quarter 2003 results to compare unfavorably with second quarter 2003 results.

The Consumer Products segment reported operating income of $0.1 million, down from income of $9.4 million earned in the third quarter of 2002. Selling prices for consumer tissue products declined approximately 6 percent, compared to the third quarter of 2002, due to continued competitive markets. A 12 percent increase in product shipments in the third quarter was more than offset by the combination of lower selling prices and higher production costs associated with the remaining converting downtime at the beginning of the quarter for inventory management.

Third quarter and nine months results for 2002 were negatively affected, respectively, by pre-tax costs of $9.3 million and $15.2 million that were incurred as a result of the early retirement of debt during the second and third quarters of 2002.

The company has revised its estimated annual effective income tax rate to 34 percent, down from 39 percent used in the first half of 2003. The rate change is the result of applying tax credits to the company's expected 2003 obligation for income taxes. The income tax rate for 2002 was 39 percent.



L. Pendleton Siegel
Chairman and Chief Executive Officer

Richard L. Paulson
President and Chief Operating Officer

October 16, 2003

Statements of Operations and Comprehensive Income
Unaudited (Dollars in thousands - except per-share amounts)

	Quarter Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Net sales	$ 400,259	$ 326,544	$ 1,103,155	$ 981,492
Costs and expenses:				
Depreciation, amortization and cost of fee timber harvested	25,779	29,067	77,840	86,795
Materials, labor and other operating expenses	307,607	271,252	910,409	821,666
Selling, general and adminstrative expenses	21,221	20,778	60,169	63,652
Restructuring charge	--	--	227	--
	354,607	321,097	1,048,645	972,113
Earnings from operations	45,652	5,447	54,510	9,379
Interest expense	(12,234)	(13,984)	(37,124)	(48,289)
Debt retirement costs	--	(9,256)	--	(15,154)
Interest income	515	772	13,155	1,806
Earnings (loss) before taxes on income	33,933	(17,021)	30,541	(52,258)
Provision (benefit) for taxes on income	11,777	(6,639)	10,454	(20,381)
Earnings (loss) from continuing operations	22,156	(10,382)	20,087	(31,877)
Discontinued operations:				
Loss from discontinued operations (including loss				
on disposal of $0, $0, $45 and $254,970)	--	(3,361)	(1,389)	(275,451)
Income tax benefit	--	(1,310)	(542)	(107,425)
Net earnings (loss)	22,156	(12,433)	19,240	(199,903)
Other comprehensive loss, net of tax:				
Cash flow hedges:				
Net derivative losses, net of tax effect of				
$(220), $0, $(220) and $0	(427)	--	(427)	--
Comprehensive income (loss)	$ 21,729	$ (12,433)	$ 18,813	$ (199,903)
Net earnings (loss) per common share from continuing operations:				
Basic	$ .77	$ (.36)	$ .70	$ (1.12)
Diluted	.77	(.36)	.70	(1.12)
Net earnings (loss) per common share:				
Basic	.77	(.43)	.67	(7.03)
Diluted	.77	(.43)	.67	(7.03)
Average shares outstanding (in thousands):				
Basic	28,734	28,498	28,677	28,431
Diluted	28,760	28,498	28,677	28,431

Certain 2002 amounts have been reclassified to conform to the 2003 presentation.

Condensed Balance Sheets
2003 amounts unaudited (Dollars in thousands - except per-share amounts)

	September 30, 2003	December 31, 2002
Assets		
Current assets:		
Cash and short-term investments	$ 28,533	$ 26,042
Receivables, net	118,927	117,919
Inventories	131,629	159,798
Prepaid expenses	31,172	39,005
Assets held for sale	--	5,000
Total current assets	310,261	347,764
Land other than timberlands	8,831	8,750
Plant and equipment, at cost less accumulated depreciation	746,261	758,168
Timber, timberlands and related logging facilities	400,411	396,426
Other assets	114,694	105,218
	$ 1,580,458	$ 1,616,326
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable	$ --	$ 40,000
Current installments on long-term debt	507	15,607
Accounts payable and accrued liabilities	172,986	189,452
Liabilities related to assets held for sale	--	12
Total current liabilities	173,493	245,071
Long-term debt	621,368	622,645
Other long-term obligations	278,458	261,165
Deferred taxes	66,345	56,654
Stockholders' equity	440,794	430,791
	$ 1,580,458	$ 1,616,326
Stockholders' equity per common share	$ 15.33	$ 15.07
Working capital	$ 136,768	$ 102,693
Current ratio	1.8:1	1.4:1

Condensed Statements of Cash Flows

Unaudited (Dollars in thousands)

	Nine Months Ended September 30	
	2003	2002
CASH FLOWS FROM OPERATIONS		
Net earnings (loss)	$ 19,240	$ (199,903)
Adjustments to reconcile net earnings (loss) to net operating cash flows:		
Loss from discontinued operations	820	12,493
Loss on disposal of discontinued operations	60	221,223
Depreciation, amortization and cost of fee timber harvested	77,840	86,795
Debt retirement costs	-	15,154
Deferred taxes	9,692	(111,954)
Working capital changes	22,339	(27,698)
Net cash provided by (used for) operating activities of continuing operations	129,991	(3,890)
CASH FLOWS FROM INVESTING		
Decrease in restricted cash	15,069	83,187
Decrease (increase) in short-term investments	(10,445)	2,876
Additions to plant and properties	(62,328)	(37,258)
Other, net	(7,270)	(12,484)
Net cash provided by (used for) investing activities of continuing operations	(64,974)	36,321
CASH FLOWS FROM FINANCING		
Change in book overdrafts	(3,311)	(2,578)
Decrease in notes payable	(40,000)	-
Retirement of long-term debt	(16,377)	(494,190)
Premiums and fees on debt retirement	-	(10,584)
Issuance of treasury stock	4,091	6,608
Dividends	(12,901)	(12,789)
Other, net	6,988	268
Net cash used for financing activities of continuing operations	(61,510)	(513,265)
Cash from continuing operations	3,507	(480,834)
Cash from discontinued operations	3,608	482,128
Increase in cash	7,115	1,294
Balance at beginning of period	8,973	7,475
Balance at end of period	$ 16,088	$ 8,769

Certain 2002 amounts have been reclassified to conform to the 2003 presentation.

Segment Information

(Dollars in thousands)

	Quarter Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Net Sales				
Resource	$ 73,616	$ 108,785	$ 180,416	$ 320,104
Wood products				
Oriented strand board	93,085	47,538	207,728	141,043
Lumber	74,903	58,866	212,622	198,149
Plywood	13,973	8,698	33,090	26,874
Particleboard	4,182	4,051	11,378	11,802
Other	6,532	5,140	21,835	17,156
Total wood products net sales	192,675	124,293	486,653	395,024
Pulp and paperboard				
Paperboard	101,967	100,255	322,188	293,141
Pulp	17,381	13,465	43,903	35,765
Total pulp and paperboard net sales	119,348	113,720	366,091	328,906
Consumer products	78,974	74,718	224,452	237,078
	464,613	421,516	1,257,612	1,281,112
Intersegment sales	(64,354)	(94,972)	(154,457)	(299,620)
Total net sales	$ 400,259	$ 326,544	$ 1,103,155	$ 981,492

	Quarter Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
Operating income (loss)				
Resource	$ 13,578	$ 19,742	$ 48,233	$ 42,269
Wood products	43,933	(9,126)	42,665	(9,389)
Pulp and paperboard	(3,308)	(6,506)	(13,800)	(32,881)
Consumer products	108	9,377	1,936	35,178
Eliminations	90	309	(1,240)	664
	54,401	13,796	77,794	35,841
Corporate	(20,468)	(30,817)	(47,253)	(88,099)
Earnings (loss) from continuing operations before taxes on income	$ 33,933	$ (17,021)	$ 30,541	$ (52,258)

Certain 2002 amounts have been reclassified to conform to the 2003 presentation.



601 W. Riverside Ave., Suite 1100
Spokane, WA 99201

Sales Price/Unit	Quarter Ended September 30		Nine Months Ended September 30	
	2003	**2002**	**2003**	**2002**
Wood products ($ per unit)				
Oriented strand board (m. sq. ft., 3/8" basis)	$ 276	$ 144	$ 207	$ 147
Lumber (m. bd. ft.)	359	377	348	377
Plywood (m. sq. ft., 3/8" basis)	313	298	292	296
Particleboard (m. sq. ft., 3/4" basis)	222	231	210	230
Pulp and paperboard ($ per ton)				
Paperboard	651	674	646	658
Pulp	389	380	381	350
Consumer products ($ per ton)				
Tissue	1,780	1,884	1,793	1,935

Shipment Information	Quarter Ended September 30		Nine Months Ended September 30	
	2003	**2002**	**2003**	**2002**
Wood products				
Oriented strand board (m. sq. ft., 3/8" basis)	337,139	331,171	1,004,122	957,754
Lumber (m. bd. ft.)	208,932	156,202	610,141	525,516
Plywood (m. sq. ft., 3/8" basis)	44,710	29,140	113,380	90,879
Particleboard (m. sq. ft., 3/4" basis)	18,862	17,556	54,119	51,334
Pulp and paperboard				
Paperboard (tons)	156,517	147,748	498,680	444,710
Pulp (tons)*	15,077	9,260	33,739	31,108
Consumer products				
Tissue (tons)	44,346	39,650	125,139	122,483

* Excludes pulp used internally